SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1


                         Chesapeake Energy Corporation
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   165167107
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                       Chairman of the Board and C.E.O.
                                     and
                             Andrew R. McCarroll
                       Vice President & General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue,  Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                May 7, 2012
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 165167107                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      50,853,370 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :      30,045,826 shares (Shared)
                                   :       8,955,672 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      59,809,042 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :      30,045,826 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       89,854,868 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       13.6 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________




CUSIP No.  165167107                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________



Item 4.  Purpose of Transaction

          The following is added to Item 4:

On May 7, 2012, Southeastern sent the letter included as Attachment I below to Aubrey K. McClendon and the Chesapeake Energy Corporation Board of Directors. The remainder of Southeastern's Schedule 13D filed May 2, 2012, remains accurate and is incorporated herein by reference.


         Material to be Filed as an Exhibit

Attachment I. Letter from Southeastern to Aubrey K. McClendon and Chesapeake Energy Corporation Board of Directors dated May 7, 2012.



                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 7, 2012


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                      Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial to
Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of May 7, 2012.



                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________






































                                     Attachment I

May 7, 2012

VIA EMAIL: Jennifer.Grigsby@chk.com

Aubrey K. McClendon
Chairman of the Board and Chief Executive Officer
Chesapeake Energy Corporation Board of Directors
c/o Jennifer M. Grigsby, Corporate Secretary
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

Dear Aubrey and Board of Directors,

We urge the company to take action in three areas: debt targets, management focus, and strategic options.

1.	We do not think that managing to an arbitrary target like the "25/25 Plan"
makes sense. On the production "25," we would prefer that management simply focus on maximizing operational cash flow after capex, instead of going for a volume growth target and spending significantly above maintenance capex currently to grow production to targeted levels. On the debt "25," while we are in favor of the company reducing debt, we don't think that management needs to be managing to a specific target there either. This target has been twisted by some constituencies such that it is sometimes confused with debt maturities actually coming due rather than a worthy goal.
We applaud current management efforts to do an Eagle Ford VPP, sell the Permian assets and do a Mississippi Lime JV at a time of good oil prices. We would also urge the company to accelerate monetizing any assets that are not core to the E&P business (such as midstream & oil services assets) and/or any more E&P assets which are not overly reliant on depressed spot natural gas prices and where the company does not have a leading position. We also believe that the company should make every effort to limit devoting additional capital to these non-core assets. We applaud recent statements by management that the era of large spending on new plays is over. While there are theoretically attractive IRRs from some of the spend on midstream and oil field services assets and we understand the appeal of vertical integration, there are creative ways to monetize the company's already substantial investments in these areas and share in some of this future upside without having to use the company's balance sheet and capital spending to keep growing the amounts devoted to these areas.

2.	Our second set of concerns relates to management's focus, and the time spent on unproductive communications.  We urge management to simply put their heads down and get the items in #1 done.  Sell-side conferences, media interviews with no hope of a fair hearing, and meetings all over the U.S. with groups who may have only a casual interest but don't mind hearing the "story"
use valuable amounts of top management's time with no apparent benefit and plenty of misinterpretation detriment. Trading volumes highlight that CHK stock has far too many renters and not enough owners, so we would suggest the current system of shareholder communications is not working.

3.	The last point may be taken out of context, but is important: we urge the board to be open to any offers to acquire the whole company. We acknowledge that today's low market price is far below the company's net asset value per share and would not encourage any action that would generate a lowball bid vs. this NAV. We recognize the dangers of opening such conversations which can sometime put a company "in play" at an inopportune time. We therefore want to make clear that we would not support a bid which might be a large premium to today's stock price but is meaningfully below NAV per share. However, we also don't want to use this large price-to-value gap as an excuse to refuse discussions with any potential acquirers who would be willing to pay a price today that recognizes the longer term value of the company.




/s/ O. Mason Hawkins
O. Mason Hawkins
Chairman & Chief Executive Officer




/s/ G. Staley Cates
G. Staley Cates
President & Chief Investment Officer




/s/ Ross Glotzbach
Ross Glotzbach
Senior Analyst & Principal



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SCHEDULE 13D - Chesapeake Energy Corporation ("Issuer")

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